November 2, 2007

By EDGAR, Overnight Delivery and Facsimile

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	New Abraxis, Inc.
Form 10 Registration Statement No. 001-33657

Dear Mr. Riedler:

On behalf of New Abraxis, Inc. (the “Company”), we are transmitting for filing a copy of Amendment No. 3 (the “Amendment”) to the Form 10 Registration Statement (File No. 001-33657) (the “Registration Statement”). The Company is filing the remaining exhibits (Exhibits 10.4, 10.5, 10.21 and 10.22) with the Amendment. The Company is also re-filing the information statement (Exhibit 99.1) to reflect (i) the recent filing with the Korean FDA to obtain regulatory approval to market Abraxane® for the treatment of metastatic breast cancer in Korea, (ii) that the spin-off record date and distribution date will be the same and (iii) the holding company merger will be completed on the distribution date (before the distribution) rather than prior to the mailing of the information statement. No other changes have been made to the information statement. Attached is a copy of the information statement marked to show changes from information statement last filed with the Securities and Exchange Commission on October 24, 2007.

The Company plans to request telephonically that the Registration Statement be declared effective on or about November 7, 2007. The Company would then finalize the information statement by completing the missing information (e.g., record date, distribution ratio and distribution date), mail the final information statement to Abraxis stockholders and file the final information statement on a Current Report on Form 8-K. It is anticipated the separation and related transactions will be completed some time in November 2007.

Jeffrey P. Riedler

November 2, 2007

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7402 or to Charles C. Kim at 310.405.7431.

Very truly yours,

/s/ Richard E. Maroun

Richard E. Maroun

Chief Administrative Officer and General Counsel

cc:	John L. Krug — Securities and Exchange Commission
Tabatha Akins — Securities and Exchange Commission
Mary Mast — Securities and Exchange Commission
Patrick Soon-Shiong, M.D. — Abraxis BioScience, Inc.
Lisa Gopalakrishnan — Abraxis BioScience, Inc.